

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Mr. J. Brandon Black
President and Chief Executive Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North
Suite 1300
San Diego, California 92108

Re: **Encore Capital Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 9, 2012
File No. 000-26489

Dear Mr. Black:

        This letter is to confirm that we have completed our review of your filings as of October 31, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel